SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a -16 or 15d -16 of
                      the Securities Exchange Act of 1934


                Report on Form 6-K for the month of January 2005

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X   Form 40-F _____
                                    ---


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


     Enclosures:

     1. A notification dated 4 January 2005 in respect of the six monthly block listing return for Savings Related Share Option Schemes and the Executive Option Schemes.

     2. A notification dated 7 January 2005 advising of the sale by Ogier Trustee Limited, as trustee of The BOC Group plc Employee Share Trust
          (1995) of a total of 64,980 Ordinary shares in the Company in which the directors have a technical interest.
     3. A notification dated 13 January 2005 in respect of new business with two Asian steel producers.
     4. A notification dated 14 January 2005 containing statements made by Rob Margetts, Chairman and Tony Isaac, Chief Executive, at the Annual General Meeting of The BOC Group plc held on that date.
     5. A notification dated 17 January 2005 containing the results of the voting at the 2005 Annual General Meeting of The BOC Group plc held on 14 January 2005 at which all resolutions were decided on a poll.
     6. A notification dated 17 January 2005 advising of the sale by Ogier Trustee Limited, as trustee of The BOC Group plc Employee Share Trust
          (1995) of a total of 3,337 Ordinary shares in the Company in which the directors have a technical interest.
     7. A notification dated 18 January 2005 advising that a copy of the resolutions passed at the Annual General Meeting other than ordinary business and copies of the rules of the new incentive plans approved at that meeting were available at the UKLA Document Viewing Facility.
     8. A notification dated 27 January 2005 advising that The BOC Group plc will be announcing its First Quarter Results on Tuesday 1 February 2005.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 4 JANUARY 2005
                  AT 15.46 HRS UNDER REF: PRNUK-0401051545-3E26

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To:  Listing Applications
     UK Listing Authority
     Financial Services Authority
     25, The North Colonnade
     Canary Wharf
     London, E14 5HS


               Please ensure the entries on this return are typed
-----------------------------------------------------------------------------------------------------------------
1.  Name of company                  The BOC Group plc
-----------------------------------------------------------------------------------------------------------------
2.  Name of scheme                    Savings-Related Share Option Scheme
-----------------------------------------------------------------------------------------------------------------
3.  Period of return:                 From 1 July 2004 to 31 December 2004
------------------------------------------------------------ ----------------------------------------------------
4.     Number and class of share(s) (amount of stock/debt    5,656,907
       security) not issued under scheme
-----------------------------------------------------------------------------------------------------------------
5.     Number of shares issued/allotted under scheme         64,095
       during period:
-----------------------------------------------------------------------------------------------------------------
6.     Balance under scheme not yet issued/allotted at end   5,592,812
       of period
-----------------------------------------------------------------------------------------------------------------
7.     Number and class of share(s) (amount of stock/debt    Listing granted on 5 April 1978 for Ordinary
       securities) originally listed and the date of         shares of 25p each
       admission;
-----------------------------------------------------------------------------------------------------------------
Please confirm total number of shares in issue at the end of the period in order for us to update our records
499,447,575 Ord Shares of 25p each
-----------------------------------------------------------------------------------------------------------------
Contact for queries: Karen Weston                          Address:  The BOC Group plc, Chertsey Road
                                                           Windlesham, Surrey, GU20 6HJ
-----------------------------------------------------------------------------------------------------------------
Name: Karen Weston                                         Telephone: 01276 807388
-----------------------------------------------------------------------------------------------------------------

Person making return                                  Name:  Jenny Peterkin
Position: Company Secretarial Assistant               Signature:  Jenny Peterkin

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To:       Listing Applications
          UK Listing Authority
          Financial Services Authority
          25, The North Colonnade
          Canary Wharf
          London, E14 5HS


               Please ensure the entries on this return are typed
-----------------------------------------------------------------------------------------------------------------
1.  Name of company                  The BOC Group plc
-----------------------------------------------------------------------------------------------------------------
2.  Name of scheme                   Executive Share Option Scheme
-----------------------------------------------------------------------------------------------------------------
3.  Period of return:                From 1 July 2004 to 31 December 2004
-----------------------------------------------------------------------------------------------------------------
4.     Number and class of share(s) (amount of stock/debt    11,367,955
       security) not issued under scheme
-----------------------------------------------------------------------------------------------------------------
5.     Number of shares issued/allotted under scheme         731,226
       during period:
-----------------------------------------------------------------------------------------------------------------
6.     Balance under scheme not yet issued/allotted at end   10,636,729
       of period
-----------------------------------------------------------------------------------------------------------------
7.     Number and class of share(s) (amount of stock/debt    Listing granted on 20 March 1985 for Ordinary
       securities) originally listed and the date of         shares of 25p each
       admission;
-----------------------------------------------------------------------------------------------------------------
Please confirm total number of shares in issue at the end of the period in order for us to update our records
499,447,575 Ord Shares of 25p each
-----------------------------------------------------------------------------------------------------------------
Contact for queries:  Karen Weston                         Address:  The BOC Group plc, Chertsey Road
                                                           Windlesham, Surrey, GU20 6HJ
-----------------------------------------------------------------------------------------------------------------
Name:  Karen Weston                                        Telephone:  01276 807388
-----------------------------------------------------------------------------------------------------------------



Person making return                                  Name:  Jenny Peterkin
Position: Company Secretarial Assistant               Signature:  Jenny Peterkin

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 7 JANUARY 2005
                  AT 15.33 HRS UNDER REF: PRNUK-0701051532-3914

7 January 2005

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has today been notified of the disposal on 6 January 2005 of 64,980 Ordinary shares of 25p each in the Company at an average exercise price of 915p per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share option plans.

Following this disposal of 64,980 Ordinary shares, the Trustee now holds 5,467,732 Ordinary shares.


Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,467,732 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 13 JANUARY 2005
                  AT 07.02 HRS UNDER REF: PRNUK-1301050637-806C




         BOC wins important new business with two Asian steel producers

        Maanshan Iron & Steel forms joint venture with BOC in China while Jindal Vijaynagar Steel selects BOC India as its preferred gas supplier


Windlesham, UK - 13 January 2005 -- BOC and Maanshan Iron & Steel Co., Ltd (Ma Steel) have signed a contract to form a 50/50 joint venture (JV) to meet the growing industrial gases needs of Ma Steel in Maanshan City, Anhui Province, China.

Ma Steel is one of China's premier iron and steel producers. Last year it produced 8 million tonnes of finished steel products. The company is recognised by industry analyst World Steel Dynamics as a world-class steelmaker.

The JV, Maanshan BOC-Ma Steel Gases Company, will initially invest nearly US$100 million in building and operating two large air separation units (ASUs) each capable of producing 1,400 tonnes a day of oxygen. The plants will produce a combined total of more than 5,000 tonnes a day of oxygen, nitrogen and argon and are expected to come on stream in 2007.

BOC's subsidiary, BOC India Limited, has been awarded the contract for supplying the gases requirements for an expansion programme being undertaken by Jindal Vijaynagar Steel Limited (JVSL) at Bellary, Karnataka, Southern India.

JVSL has a world-class steel making facility at Bellary and is currently doubling its capacity at the site to 4 million tonnes a year. BOC India Ltd has signed a fifteen-year agreement to supply it with 1,400 tonnes per day of oxygen and nitrogen and proposes to build a new 855 tonnes a day ASU at Bellary. The plant will be commissioned by 2006. BOC sees this latest investment of up to US$40 million as a major move in developing its strategy in southern India.

With these two developments, BOC has significantly enhanced its market presence in the rapidly growing Asian iron and steel industry. John Bevan, chief executive, BOC Process Gas Solutions commented, "BOC is delighted to be selected by these high performance organisations. They are leaders in important growth markets. It highlights BOC's ability to leverage its world-class technology to service the iron and steel industry. These investments in the two most populous markets in Asia are confirmation of BOC's focus on the region and its commitment to invest in opportunities there."

For further information please contact:
Contact: Chris Marsay, Director, Investor Relations, The BOC Group Tel. 01276 477222 (International +44 1276 477222)


The BOC Group (NYSE:BOX), the worldwide industrial gases, vacuum technologies and distribution services company, serves two million customers in more than 50 countries. It employs 43,000 people and had annual sales of nearly (pound)4.6 billion in 2004. Further information about The BOC Group may be obtained on the Internet at www.boc.com.

 THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE ON
         14 JANUARY 2005 AT 11.00 HRS UNDER REF: PRNUK-1301051646-94AA



14 JANUARY 2005


THE BOC GROUP plc - ANNUAL GENERAL MEETING

STATEMENTS MADE TO SHAREHOLDERS BY MR ROB MARGETTS CBE, CHAIRMAN, AND MR TONY ISAAC, CHIEF EXECUTIVE

Mr Rob Margetts CBE

Good morning, ladies and gentlemen, and welcome to the 119th Annual general meeting of The BOC Group.

You will know that two of our executive directors, John Walsh and Rene Medori will be leaving the Group in the next few months. Both are going to excellent new jobs - John is returning with his family to his native United States while Rene will be joining the board of Anglo-American. Both joined BOC in the mid-1980s and both have made major contributions to BOC during their time with us. They leave with my, and I am sure your, thanks and good wishes. Iain Napier resigned recently having accepted the role of deputy chairman of Imperial Tobacco and earlier in the year Fabiola Arredondo and Roberto Mendoza resigned because of increasing demands on their time from other commitments in the US.

Two new non-executive directors joined the board this year. Each brings skills and experience that are already proving valuable for your company. Guy Dawson has extensive knowledge of finance and investment banking and Anne Quinn brings experience of the important hydrocarbon and renewable energy markets. Kent Masters will join the board in March to replace John Walsh as chief executive for Industrial and Special Products. Kent brings a strong technical background, having most recently been head of Process Gas Solutions in North America.

You will hear about the detailed financial performance of the Group when Tony Isaac, your chief executive, addresses you so I will just give you the highlights.

This was a record year for BOC with turnover approaching (pound)4.6 billion, adjusted profit before tax over (pound)500 million and adjusted earnings per share at 63.2p. We have at the same time strengthened our balance sheet and reduced our level of debt. Our two gases lines of business, Process Gas Solutions and Industrial and Special Products continue to perform very well. BOC Edwards had a better year as its main customer group, the semiconductor industry, emerged from a protracted downturn. Gist also delivered good results despite losing its slice of Marks and Spencer's general merchandise business in 2003.

Tony will tell you about some our recent successes, including major advances we have made in winning hydrogen contracts with US refineries and major developments in China and Asia more generally. On a different scale, the role of hydrogen as a possible universal fuel of the future has been much discussed in the news media recently. Those of you who visited Trafalgar Square before Christmas may not have been aware that for a week the lights on the Christmas tree were powered by a BOC-supplied hydrogen fuel cell. Hydrogen, along with other sustainable energy technologies, is one of several promising growth markets that offer short term as well as longer term opportunities for BOC.

We have made further improvements to the portfolio this year with the disposal of our packaged gas business in the US. Our management team had spent many years trying to generate satisfactory levels of performance from this business without success. We retain a substantial and successful Industrial and Special Products business in north America that is now well adapted to the needs of the market. A year ago I told you we were also disposing of our Afrox hospitals business in South Africa to a consortium led by Black Economic Empowerment investors. A year later this process is still not complete, following delayed clearance from the relevant competition authorities. Recently there have been changes to the structure of the deal and we expect a positive conclusion in the first half of this calendar year.

For the last two years I have shown you two comparison charts showing the total shareholder return delivered by BOC compared with the FTSE 100 and with the other major industrial gases companies. Again you can see that the FTSE100 remains nearly 20 per cent below its level in October 2000 whereas BOC is some 20 per cent higher, or to put it another way we have outperformed the FTSE100 by nearly 40 per cent over this period. You will remember that I chose October 2000 as this was the start of the financial year immediately after the bid lapsed. The comparison with our industrial gases competitors is less positive.

If I look at the calendar year just gone a somewhat different picture emerges. You will see that BOC, shown in red, delivered total shareholder returns of nearly 20 per cent. This again enabled us comfortably to beat the FTSE 100, shown in blue. In 2004 we also beat our major industrial gases competitors, shown in green. This mitigates some of the previous shortfall.

Last year I indicated that one issue holding back the share price was concern over litigation in the US where allegations have been made that manganese in welding fume produces symptoms similar to Parkinson's disease. No further cases have come to court in the past year and we remain unaware of any credible scientific evidence linking manganese in welding fumes to neurological damage under typical welding conditions.

Our financial success has enabled us to deliver a progressive dividend policy. For the last few years we have held the first interim dividend stable at 15.5p while growing the second interim dividend to reflect earnings growth. We have now reached the 40:60 ratio we sought between the two dividends and as a result we announced in November that we will increase the first interim dividend for 2005, payable in February, to 15.7p. We aim to grow the total dividend progressively while extending our dividend coverage over the medium term to twice our adjusted earnings.

BOC has a well-deserved reputation for high ethical and business standards and it is a reputation we are determined to maintain. For the last two years we have substantially complied with the revised Combined Code of Corporate Governance even though we were not required to do so until this current financial year. We also participated for the first time in an independent assessment of our corporate responsibility performance run by the UK's Business in the Community. BOC scored just under 92 per cent, ranking us 25th out of the 139 companies that took part, 56 of which were from the FTSE100. BOC was also voted Britain's most admired company for community and environmental responsibility in a poll conducted by Management Today magazine.

BOC has established many excellent processes to ensure it runs its business safely, efficiently and to the highest ethical standards. Our code of conduct and our integrated management system and standards, known as IMSS, are world class examples, both in what they contain and in the way they have been established across the organisation.

BOC has had a very good year and it is well positioned to enjoy a very successful future. Continuity in management and strategy has been an important factor in our success and I was pleased earlier in the year to announce that Tony Isaac had accepted your board's invitation to continue as chief executive until the annual general meeting in January 2007.

I would now like to hand over to Tony to look at our performance in more detail.

Mr Tony Isaac


Thank you Rob, and good morning ladies and gentlemen.

2004 was a record year for BOC and you will have seen the details of our success in the annual report. This year all our businesses did well. Process Gas Solutions and Industrial and Special Products had double digit operating profit growth, BOC Edwards delivered much improved financial performance supported by an upturn in the semiconductor industry, and our two specialist businesses, Gist and Afrox hospitals, performed well in their individual markets.

Back in 2000 we sat down as a management team, agreed a set of targets for the year just finished and a four-year plan setting out what we needed to do to achieve them.

We set ourselves the objective of being cash positive before acquisitions. This we have done for each of the last three years, improving our position year on year. In 2004 we generated over (pound)300 million of free cash flow. Strong operating profit contributed, as did our continuing programme to improve or dispose of under-performing assets. We improved our management of working capital and are consistently maximising the cash opportunities from our joint ventures and associates. As a result our borrowings are now well under (pound)1 billion, a level not seen since the early years of the 1990s, and our financial ratios continue to improve. We achieved this while increasing our contributions to the UK pensions scheme by a further (pound)30 million, making a total of (pound)65 million for the year as a whole.

The second target we set four years ago was to raise our return on capital to an acceptable level. In 2004 our Group return on capital was 15.4 per cent, nearly a full percentage point above our target. We have worked hard to keep our working capital and maintenance capex at sensible levels. Most importantly, the tonnage contracts we have won in recent years have been at improved margins and we have implemented these new schemes without the delays and cost over-runs that were not unusual in the past.

Our third target related to earnings per share. We experienced some negative external factors such as changes to the accounting standards, the decline in the stock market with its impact on pension credits, and the relative strength of sterling against some of our important trading currencies, notably the dollar. Allowing for these we came very close to our target.

As I have said, last year was a good year for all of our businesses. Process Gas Solutions improved its position in important Asian markets, notably China. In hydrogen we have grown our revenue by 30 per cent a year for each of the past five years and we are now the trusted supplier to some of the world's leading refining and petrochemical companies. We have also established ourselves in prime position in some of the world's fastest growing regions, such as the Nanjing-Shanghai corridor. The agreement to set up a joint venture with a second subsidiary of Sinopec, China's leading petrochemical company, was an important step forward as were further investments to support the metals and chemicals industries elsewhere in China.

Industrial and Special Products has successfully integrated our recent acquisitions in Poland and Canada and managed the disposal of the packaged gas business in the US. Global programmes to share best operating and commercial practice have produced continuing improvements in both customer satisfaction and business efficiency. These underpin the future success of our business.

BOC Edwards has seen growth as its key markets have recovered following a prolonged downturn. While BOC Edwards has improved its market share, financial results have not returned to a level that is acceptable for the long term development of the business, mainly because our manufacturing is based in countries with strong currencies while the majority of our sales are made in dollars. BOC Edwards is an important part of the Group and we have work to do to improve its returns.

Gist has done well to maintain its turnover following the loss of Marks and Spencer's general merchandise business in 2003 and underlying operating profit has remained steady.

Finally, Afrox hospitals continues to perform well despite being involved all year in an extended divestment process. We expect this period of uncertainty to end soon.

Since the year ended in September we have won business worth some (pound)400 million. In October we announced $75 million of investments by BOC Edwards in Taiwan and contracts for PGS from BP and Sunoco in Ohio which will see us build one of the largest, if not the largest, hydrogen plant in north America. We have letters of intent from other refining customers in north America. In Mexico earlier in the year we increased our share in the world's largest nitrogen complex and then were able last month to announce a contract from Pemex, the Mexican national oil company, that will increase the capacity of the complex by 25 per cent. Finally, earlier this week we announced two significant pieces of iron and steel business in Asia; one with Maanshan in China and the other with Jindal, a leading Indian steel maker. These are important developments and underpin our expectations that, over the next couple of years or so, we will be investing some (pound)1 billion of capex in profitable new business.

If I am pleased with our financial performance I remain dissatisfied with our safety performance and will remain so until I can report to you that we have hurt no-one in the course of conducting our business. Safety is our highest priority and we are putting great efforts into our Safety in BOC programme.

Every six months we bring the top eighty managers in BOC together to focus on our short term objectives and to contribute to the strategy for the longer term. At our most recent workshop in December we reconfirmed some major priorities - the need for flawless execution of the major projects we have won, on how essential it is to deliver exemplary customer service, and the continuing drive for greater productivity and efficiency. We also devoted time to examining the opportunities technology will present to us over the next five years and beyond. We have formed group-wide technology and business development councils that meet both separately and together to ensure views and ideas can be shared successfully. While there are some core technologies and product streams at the heart of BOC we have, over the decades, been good at recognising and exploiting new market and product opportunities. We are ensuring that this process not only continues but is significantly enhanced.

Our strong performance in 2004 has continued into the first part of this year. We have seen the momentum maintained in our gases businesses and major tonnage orders we have won recently will produce good revenue and profit increases over the next two years. Order intake at BOC Edwards has stabilised, although currency movements continue to be negative. Gist performed well over the important Christmas period. Cash flow and balance sheet ratios remain strong.

Ladies and gentlemen, on behalf of everyone in BOC I thank you for your support during 2004. 2005 holds out the prospect of being another successful year and we will work hard to ensure that it is so.



--------------------------------------------------------------------------------
Contact:              Christopher Marsay, Director - Investor Relations
--------------------------------------------------------------------------------
                      Tel: 01276 477222 (International +44 1276 477222)
--------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
        ON 17 JANUARY 2005 AT 13.36 HRS UNDER REF: PRNUK-1701051335-DDEF


                           2005 ANNUAL GENERAL MEETING


The 119th Annual General Meeting of The BOC Group plc was held on Friday 14 January 2005 at The Institution of Electrical Engineers, Savoy Place, London, WC2R 0BL at 11.00 am

All resolutions were decided on a poll and all resolutions proposed at the meeting were passed.

The number of votes for and against each of the resolutions put before the Meeting and the number of votes withheld were as follows:



    Resolution                         For                   Against                Total                     Withheld

                                                                                                                        % Votes
                               Number        % of      Number     % of       Number        % of           Number       Withheld as
                              (Note 1)    shares cast          shares cast               shares cast     (Note 2)     % of Capital

1   To receive the report      276,647,973    99.72    777,125    0.28      277,425,098      100        5,908,400        1.18
    and accounts

2   To approve BOC's           282,220,983    99.97    86,566     0.03      282,307,549      100        1,025,949        0.21

    dividend policy

3   To elect as a director     281,688,157    99.81    540,103    0.19      282,228,260      100        1,104,000        0.22
    Mr Guy Dawson

4   To elect as a director     282,095,006    99.95    137,348    0.05      282,232,354      100        1,099,902        0.22
    Ms Anne Quinn

5   To elect as a director          -           -         -        -             -            -             -             -
    Mr Iain Napier (Note 3)



    Resolution                        For                   Against                    Total                    Withheld

                                                                                                                        % Votes
                               Number        % of      Number      % of      Number          % of         Number       Withheld as
                              (Note 1)    shares cast            shares cast               shares cast   (Note 2)     % of Capital

6   To re-elect as a           277,628,020    99.09    2,557,031   0.91      280,185,051      100        3,144,089        0.63
    director Mr Tony Isaac

7   To re-elect as a           280,977,730    99.57    1,223,963   0.43      282,201,693      100        1,130,705        0.23
    director Mr Rob
    Margetts

8   To re-elect as a           280,277,881    99.65      988,099   0.35      281,265,980      100        2,059,396        0.41
    director Dr `Raj'
    Rajagopal

9   To reappoint the           274,223,293    99.16    2,333,545   0.84      276,556,838      100        6,775,482        1.36
    auditors

10  To authorise the           280,827,132    99.48    1,475,306   0.52      282,302,438      100        1,029,882        0.21
    directors to determine
    the auditors'
    remuneration

11  To approve the             267,195,315    95.58   12,369,885   4.42      279,565,200      100        3,759,671        0.75
    directors'
    remuneration report

12  To approve the             281,528,390    99.75      693,732   0.25      282,222,122      100        1,104,910        0.22
    introduction of a new
    SAYE Scheme

13  To approve the             271,377,236    97.23    7,721,002   2.77      279,098,238      100        4,229,374        0.85
    establishment of a
    Share Matching Plan

14  To approve an              265,909,633    96.53    9,569,776   3.47      275,479,409      100        7,841,240        1.57
    amendment to the LTIP



     Resolution                         For                    Against             Total                     Withheld

                                                                                                                      % Votes
                               Number         % of       Number     % of     Number       % of        Number        Withheld as
                              (Note 1)     shares cast          shares cast            shares cast    (Note 2)     % of Capital

15  To authorise the           281,937,907    99.90      287,880   0.10      282,225,787  100        1,103,675          0.22
    directors to allot
    relevant securities

16  To authorise the           282,317,196    99.68      895,232   0.32      283,212,428  100          115,385          0.02
    directors to disapply
    pre-emption rights

17  To authorise BOC to        282,366,863    99.94      167,448   0.06      282,534,311  100          671,332          0.13
    purchase its own shares


Number of shares in issue as at 6 pm on Wednesday 12 January 2005 - 499,576,502

Notes

1.   The "For" vote includes those giving the Chairman discretion.
2. "Votes withheld" are included within the % of capital instructed but are not counted when deciding whether or not a resolution is carried.
3. Following the resignation of Iain Napier on 22 December 2004, resolution 5 was not put to the meeting.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 17 JANUARY 2005
                  AT 14.22 HRS UNDER REF: PRNUK-1701051421-9F20



17 January 2005

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has today been notified of the disposal on 14 January 2005 of 3,337 Ordinary shares of 25p each in the Company at an exercise price of 851p per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share option plans.

Following this disposal of 3,337 Ordinary shares, the Trustee now holds 5,464,395 Ordinary shares.


Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,464,395 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 18 JANUARY 2005
                  AT 07.00 HRS UNDER REF: PRNUK-1701051849-404E


17 January 2005

THE BOC GROUP plc - DOCUMENT ON AGM RESOLUTIONS

A copy of the resolutions passed at the Annual General Meeting held on 14 January 2005 other than Ordinary business and copies of the rules of new incentive plans approved at that meeting have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel.no. (0)20 7676 1000

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                               ON 27 JANUARY 2005
                  AT 11.13 HRS UNDER REF: PRNUK-2701051110-296A


27 January 2005

The BOC Group plc

The BOC Group plc will be announcing its results for the three months ended 31 December 2004 on Tuesday 1 February 2005.


Contact: Christopher Marsay, Director - Investor Relations
         The BOC Group, Windlesham, UK
         Telephone 01276 477222 (International +44 1276 477222)

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:  February 1, 2005



                                       By:    /s/  Sarah Larkins
                                             ----------------------------------
                                             Name:  Sarah Larkins
                                             Title: Assistant Company Secretary